[Letterhead of Wachtell, Lipton, Rosen & Katz]

July 14, 2022

Via EDGAR and Courier

Office of Life Sciences

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:       Social Capital Suvretta Holdings Corp. I

Amendment No. 4 to Registration Statement on Form S-4

Filed June 27, 2022

File No. 333-262706

Dear Ms. Park and Ms. Westbrook:

On behalf of our client, Social Capital Suvretta Holdings Corp. I (the “Company”), set forth below is the response of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) set forth in your letter dated June 30, 2022 regarding the Company’s Amendment No. 4 to the Registration Statement on Form S-4 (“Amendment No. 4”) filed with the Securities and Exchange Commission on June 27, 2022. In connection with this letter responding to the Staff’s comments, the Company is today filing Amendment No. 5 to the Registration Statement (“Amendment No. 5”).

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company.

Exhibits

1.     Please file a revised legal opinion that is not qualified as to jurisdiction. While counsel may provide a legal opinion under Delaware law, it should not indicate in the opinion that it is admitted to practice only in New York. For guidance, please refer to Section II.B.3.b of Staff Legal Bulletin No. 19. Please also ensure that various assumptions in your U.S. counsel’s opinion filed as Exhibit 5.1 relating to matters such as due authorization or receipt of requisite approvals are appropriately covered by Cayman Islands counsel, or revise.

Response: The Company respectfully advises the Staff that it has filed a revised legal opinion as Exhibit 5.1 in response to the Staff’s comment to remove the statement that counsel is admitted to practice only in New York.

We respectfully submit that both of the referenced assumptions are appropriate and consistent with Section II.B.3 of Staff Legal Bulletin No. 19 (“SLB 19”). Essentially, the referenced section of SLB 19 indicates the Staff’s position that it is inappropriate for counsel to “assume away” material facts underlying a legal opinion. Typically, an Exhibit 5 opinion provides a law firm’s opinion in respect of an existing entity. However, because the domestication referenced in the legal opinion has not yet occurred, the legal opinion must prospectively opine regarding a not-yet-existing Delaware corporation. Accordingly, and as is customary in the context of a domestication, our Exhibit 5 opinion opines on certain matters following the point in time when the domestication occurs and the Company becomes a Delaware corporation governed by the DGCL, but does not opine on any matters prior to the domestication when the Company is a Cayman Islands company governed by the Cayman Islands Companies Law. Consequently, we must make certain assumptions in this context in order to render any opinion whatsoever as to the post-domestication Company. We do not believe these assumptions are “assumed away” because they relate to actions to be taken in the future in order to effect the domestication (completion of which cannot be confirmed prior to the effectiveness of the registration statement). As such, the referenced assumptions included in our Exhibit 5 opinion are both necessary predicates for an opinion in the context of a domestication and appropriate as we are unable to opine on such matters without making such customary assumptions.

Lastly, we supplementally advise the Staff that our understanding of what is “customary” for an Exhibit 5 opinion in the context of a domestication is informed by, among other things, other instances in which counsel to a domesticating registrant have made comparable assumptions regarding actions to be taken in the future. We are happy to provide to the Staff examples of such publicly-filed opinions upon request.

General

2.     We note that Morgan Stanley and SoFi were underwriters for the initial public offering of the SPAC. We further note that Morgan Stanley is also acting as a financial advisor, and each of Credit Suisse and Cowen is acting as a financial and capital markets advisor, to Akili in connection with the business combination. We also note that Morgan Stanley, Credit Suisse and Cowen are acting as co-placement agents to SCS with respect to a portion of the PIPE investment. We also note that there have been press reports of certain financial advisors ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether either you or Akili have received notice from any of these institutions about ceasing their involvement in your transaction in any way and how that may impact your deal or any deferred compensation owed to any of these institutions for the SPAC’s initial public offering or fees related to the business combination transaction.

Response: The Company respectfully advises the Staff that to date, neither it nor Akili has received notice from any of the above institutions about ceasing their involvement in the transaction. Accordingly, the Company does not expect any impact to the transaction or impact to any deferred compensation owed to any of these institutions for the SPAC’s initial public offering or fees related to the business combination transaction.

*     *     *     *     *     *

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1349.

Sincerely yours,

/s/ Raaj S. Narayan
Raaj S. Narayan

cc:	Chamath Palihapitiya, Social Capital Suvretta Holdings Corp. I
Kishen Mehta, Social Capital Suvretta Holdings Corp. I
W. Edward Martucci, Akili Interactive Labs, Inc.
Jacqueline Studer, Akili Interactive Labs, Inc.
Daniel J. Espinoza, Goodwin Procter LLP
Arthur R. McGivern, Goodwin Procter LLP
Sarah Ashfaq, Goodwin Procter LLP